Exhibit 2(a)

AMENDMENT TO BYLAWS OF

FOOD TECHNOLOGY SERVICE, INC

This Amendment to the Bylaws of Food Technology Service, Inc. (the “Company”) was approved by the Board of Directors of the Company on May 18, 1999.

The Company hereby amends Article III, Section 2 to read as follows:

ARTICLE III

Number, Tenure and Qualifications

The number of directors of this Corporation shall be not less than one (1) nor more that nine (9) , the number of the same to be fixed by resolution duly adopted by the shareholders or Board of Directors at any annual or special meeting. Each director shall hold office until the next annual meeting of shareholders and until such director’s successor shall have been duly elected and shall have qualified, unless such director sooner dies, resigns or is removed by the stockholders any annual or special meeting. It shall not be necessary for directors to be stockholders. No minor shall serve as a director.